Exhibit 99.1

Contact:
Pasquale (Pat) Di Lillo
Vice President, Chief Financial and Administrative Officer
(514) 397-2592
pdilillo@birksgroup.com

BIRKS GROUP INC. REPORTS AN OVERALL INCREASE OF 3.5% IN COMPARABLE

STORE SALES FOR THE THIRD QUARTER

Montreal, Quebec, January 12, 2016- Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI), announced today that comparable store sales for the third quarter increased by 3.5% from the previous year reflecting a 5.9% increase in comparable store sales in Canada and a 1.4% increase in comparable stores sales in the U.S., notwithstanding the strong U.S. dollar impacting tourist spending in the U.S.

Total consolidated net sales for the third quarter were 6.6% lower than the comparable period last year. Excluding the impact of the weaker Canadian dollar, total consolidated net sales for the third quarter were 1.2% greater than the comparable period last year. Canada stores continue to experience an increase in average sales transactions, while the sale of timepieces and fine jewelry in the U.S. continue to be higher than last year, with the U.S. experiencing a 2.4% increase compared to last year for the holiday period.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We outperformed the market and delivered sales growth during the third quarter despite a challenging retail environment due to the strong U.S. dollar that is impacting tourism in the U.S., while low oil and commodity prices have affected sales for Canada. We are confident that continuing with the execution of our corporate strategies will serve us well for the remainder of the fiscal year.”

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of January 12, 2016, Birks Group operated 28 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the continuing execution of the Company’s corporate strategies will serve the Company well for the remainder of the fiscal year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially is set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.